UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

CARLISLE COMPANIES INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	1-9278	31-1168055
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

16430 North Scottsdale Road, Suite 400, Scottsdale, Arizona 85254
(Address of principal executive office, including zip code)

Scott Selbach, Vice President, Secretary and General Counsel (480) 781-5078
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Carlisle Companies Incorporated’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.carlisle.com. The content of any website referred to in the Form SD or this Exhibit is included for general information only and is not incorporated by reference into the Form SD or this Exhibit filed with the SEC.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit Number	Exhibits

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARLISLE COMPANIES INCORPORATED

Date:	May 27, 2020	By:	/s/ Robert M. Roche
Robert M. Roche
Vice President and Chief Financial Officer